# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LandBridge Company LLC, CIK 0001995807
CUSIP: 514952100
Title of class of securities: Class A Shares
Address of issuer's principal executive offices: 5555 San Felipe Street, Suite 1200, Houston, Texas (TX), 77056
Date of event which requires filing of this statement: 12/19/2024
Amends the filing with accession number 0001193125-24-175109
Filed by CIK 0002029175
Persons authorized to receive notices and communications: Frank Bayouth, 825 Town & Country Lane, 77024, Houston, Texas (TX), 77024, (713) 351-0702

## Reporting persons
- LandBridge Holdings LLC (CIK 0002029175): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 53,227,852; shared voting power 0; sole dispositive power 53,227,852; shared dispositive power 0; aggregate amount beneficially owned 53,227,852 (69.6% of the class)
  Comment: Consists of Class B shares representing limited liability company interests in LandBridge Company LLC (the Issuer and such shares, Class B shares) and an equivalent number of units representing membership interests in DBR Land Holdings LLC (OpCo and such units, OpCo Units), which together are exchangeable for Class A shares representing limited liability company interests in the Issuer (Class A shares) on a one-for-one basis pursuant to the Amended and Restated Limited Liability Company Agreement of OpCo, as amended (the OpCo LLC Agreement).
  This calculation is based on the quotient obtained by dividing (a) the number of Class A shares beneficially owned by the Reporting Person (as defined in Item 2) (assuming that all OpCo Units owned by the Reporting Person were redeemed for newly-issued Class A shares on a one-for-one basis) by (b) the sum of (i) 17,425,000 Class A shares outstanding as of November 7, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed with the U.S. Securities and Exchange Commission (the SEC) on November 7, 2024, (ii) 5,830,419 Class A shares issued in a private placement (the Private Placement) exempt from registration under the Securities Act of 1933, as amended (the 'Securities Act') with certain accredited investors or qualified institutional buyers, as defined under the Securities Act, as disclosed in the Issuer's Current Report on Form 8-K, filed with the SEC on December 23, 2024, and (iii) the number of Class A shares set forth in clause (a).
- Five Point Energy Fund II AIV-VII LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 53,277,852; sole dispositive power 0; shared dispositive power 53,277,852; aggregate amount beneficially owned 53,277,852 (69.6% of the class)
  Comment: Consists of Class B shares and an equivalent number of OpCo Units, which together are exchangeable for Class A shares on a one-for-one basis pursuant to the OpCo LLC Agreement.
  This calculation is based on the quotient obtained by dividing (a) the number of Class A shares beneficially owned by the Reporting Person (as defined in Item 2) (assuming that all OpCo Units owned by the Reporting Person were redeemed for newly-issued Class A shares on a one-for-one basis) by (b) the sum of (i) 17,425,000 Class A shares outstanding as of November 7, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on November 7, 2024, (ii) 5,830,419 Class A shares issued in the Private Placement exempt from registration under the Securities Act with certain accredited investors or qualified institutional buyers, as defined under the Securities Act, as disclosed in the Issuer's Current Report on Form 8-K, filed with the SEC on December 23, 2024, and (iii) the number of Class A shares set forth in clause (a).
- Five Point Energy Fund III AIV-VIII LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 53,227,852; sole dispositive power 0; shared dispositive power 53,227,852; aggregate amount beneficially owned 53,227,852 (69.6% of the class)
  Comment: Consists of Class B shares and an equivalent number of OpCo Units, which together are exchangeable for Class A shares on a one-for-one basis pursuant to the OpCo LLC Agreement.
  This calculation is based on the quotient obtained by dividing (a) the number of Class A shares beneficially owned by the Reporting Person (as defined in Item 2) (assuming that all OpCo Units owned by the Reporting Person were redeemed for newly-issued Class A shares on a one-for-one basis) by (b) the sum of (i) 17,425,000 Class A shares outstanding as of November 7, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on November 7, 2024, (ii) 5,830,419 Class A shares issued in the Private Placement exempt from registration under the Securities Act with certain accredited investors or qualified institutional buyers, as defined under the Securities Act, as disclosed in the Issuer's Current Report on Form 8-K, filed with the SEC on December 23, 2024, and (iii) the number of Class A shares set forth in clause (a).
- Five Point Energy Fund GP II LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 53,227,852; sole dispositive power 0; shared dispositive power 53,227,852; aggregate amount beneficially owned 53,227,852 (69.6% of the class)
  Comment: Consists of Class B shares and an equivalent number of OpCo Units, which together are exchangeable for Class A shares on a one-for-one basis pursuant to the OpCo LLC Agreement.
  This calculation is based on the quotient obtained by dividing (a) the number of Class A shares beneficially owned by the Reporting Person (as defined in Item 2) (assuming that all OpCo Units owned by the Reporting Person were redeemed for newly-issued Class A shares on a one-for-one basis) by (b) the sum of (i) 17,425,000 Class A shares outstanding as of November 7, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on November 7, 2024, (ii) 5,830,419 Class A shares issued in the Private Placement exempt from registration under the Securities Act with certain accredited investors or qualified institutional buyers, as defined under the Securities Act , as disclosed in the Issuer's Current Report on Form 8-K, filed with the SEC on December 23, 2024, and (iii) the number of Class A shares set forth in clause (a).
- Five Point Energy GP III LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 53,227,852; sole dispositive power 0; shared dispositive power 53,227,852; aggregate amount beneficially owned 53,227,852 (69.6% of the class)
  Comment: Consists of Class B shares and an equivalent number of OpCo Units, which together are exchangeable for Class A shares on a one-for-one basis pursuant to the OpCo LLC Agreement.
  This calculation is based on the quotient obtained by dividing (a) the number of Class A shares beneficially owned by the Reporting Person (as defined in Item 2) (assuming that all OpCo Units owned by the Reporting Person were redeemed for newly-issued Class A shares on a one-for-one basis) by (b) the sum of (i) 17,425,000 Class A shares outstanding as of November 7, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on November 7, 2024, (ii) 5,830,419 Class A shares issued in the Private Placement exempt from registration under the Securities Act with certain accredited investors or qualified institutional buyers, as defined under the Securities Act , as disclosed in the Issuer's Current Report on Form 8-K, filed with the SEC on December 23, 2024, and (iii) the number of Class A shares set forth in clause (a).
- Five Point Energy GP II LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 53,227,852; sole dispositive power 0; shared dispositive power 53,227,852; aggregate amount beneficially owned 0 (69.6% of the class)
  Comment: Consists of Class B shares and an equivalent number of OpCo Units, which together are exchangeable for Class A shares on a one-for-one basis pursuant to the OpCo LLC Agreement.
  This calculation is based on the quotient obtained by dividing (a) the number of Class A shares beneficially owned by the Reporting Person (as defined in Item 2) (assuming that all OpCo Units owned by the Reporting Person were redeemed for newly-issued Class A shares on a one-for-one basis) by (b) the sum of (i) 17,425,000 Class A shares outstanding as of November 7, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on November 7, 2024, (ii) 5,830,419 Class A shares issued in the Private Placement exempt from registration under the Securities Act with certain accredited investors or qualified institutional buyers, as defined under the Securities Act , as disclosed in the Issuer's Current Report on Form 8-K, filed with the SEC on December 23, 2024, and (iii) the number of Class A shares set forth in clause (a).
- Five Point Energy GP III LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 53,227,852; sole dispositive power 0; shared dispositive power 53,227,852; aggregate amount beneficially owned 53,227,852 (69.6% of the class)
  Comment: Consists of Class B shares and an equivalent number of OpCo Units, which together are exchangeable for Class A shares on a one-for-one basis pursuant to the OpCo LLC Agreement.
  This calculation is based on the quotient obtained by dividing (a) the number of Class A shares beneficially owned by the Reporting Person (as defined in Item 2) (assuming that all OpCo Units owned by the Reporting Person were redeemed for newly-issued Class A shares on a one-for-one basis) by (b) the sum of (i) 17,425,000 Class A shares outstanding as of November 7, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on November 7, 2024, (ii) 5,830,419 Class A shares issued in the Private Placement exempt from registration under the Securities Act with certain accredited investors or qualified institutional buyers, as defined under the Securities Act , as disclosed in the Issuer's Current Report on Form 8-K, filed with the SEC on December 23, 2024, and (iii) the number of Class A shares set forth in clause (a).
- David N. Capobianco: type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 53,227,852; shared voting power 0; sole dispositive power 53,227,852; shared dispositive power 0; aggregate amount beneficially owned 53,227,852 (69.6% of the class)
  Comment: Consists of Class B shares and an equivalent number of OpCo Units, which together are exchangeable for Class A shares on a one-for-one basis pursuant to the OpCo LLC Agreement.
  This calculation is based on the quotient obtained by dividing (a) the number of Class A shares beneficially owned by the Reporting Person (as defined in Item 2) (assuming that all OpCo Units owned by the Reporting Person were redeemed for newly-issued Class A shares on a one-for-one basis) by (b) the sum of (i) 17,425,000 Class A shares outstanding as of November 7, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on November 7, 2024, (ii) 5,830,419 Class A shares issued in the Private Placement exempt from registration under the Securities Act with certain accredited investors or qualified institutional buyers, as defined under the Securities Act , as disclosed in the Issuer's Current Report on Form 8-K, filed with the SEC on December 23, 2024, and (iii) the number of Class A shares set forth in clause (a).

## Item 1. Security and Issuer
Title of class of securities: Class A Shares
Name of issuer: LandBridge Company LLC
Address of issuer's principal executive offices: 5555 San Felipe Street, Suite 1200, Houston, Texas (TX), 77056

## Item 4. Purpose of Transaction
Purpose of transaction:
December Private Placement

On November 18, 2024, the Issuer entered into multiple Common Shares Purchase Agreements (the "Investor SPAs") with certain persons reasonably believed to be accredited investors or qualified institutional buyers (collectively, the "Investors") as defined under the Securities Act, pursuant to which, among other things, the Investors agreed to purchase, and the Issuer agreed to issue and sell to the Investors, an aggregate of 5,830,419 Class A shares representing limited liability company interests in the Company (the "PIPE Class A Shares" and such transaction, the "Private Placement") at a price per share of $60.03, resulting in aggregate gross proceeds of approximately $350 million. The Private Placement was consummated on December 19, 2024.

Concurrently with the consummation of the Private Placement and pursuant to the Unit Repurchase Agreement (as defined below), the Issuer purchased from LandBridge Holdings an aggregate 2,498,751 OpCo Units (and a corresponding number of Class B shares were canceled) (the "Repurchase"), at a price to the of $60.03. The Repurchase closed on December 19, 2024. For additional information on the Unit Purchase Agreement, see Item 6 below.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth on the cover pages is incorporated by reference into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information set forth on the cover pages is incorporated by reference into this Item 5.

LandBridge Holdings holds 53,227,852 Class B shares and the same number of OpCo Units. The terms of the OpCo LLC Agreement provide each holder of an OpCo Unit, subject to certain limitations, the right (the "Redemption Right") to cause OpCo to acquire all or a portion of its OpCo Units (along with the cancellation of a corresponding number of the Issuer's Class B shares) for, at OpCo's election, (i) Class A shares at a redemption ratio of one Class A share for each OpCo Unit redeemed, subject to conversion rate adjustments for equity splits, dividends and reclassifications and other similar transactions ("applicable conversion rate adjustments"), or (ii) cash in an amount equal to the Cash Election Amount (as defined in the Registration Statement) of such Class A shares. As a result, for the purpose of Rule 13d-3 under the Act, LandBridge Holdings, DNC, the Fund II Entities and the Fund III Entities may be deemed to be the beneficial owners of an aggregate of 53,227,852 Class A shares. The aggregate number of Class A shares beneficially owned by each of LandBridge Holdings, DNC, the Fund II Entities and the Fund III Entities represents approximately 69.6% respectively, of the outstanding Class A shares, based on the quotient obtained by dividing (a) the number of Class A shares beneficially owned by the Reporting Person (as defined in Item 2) (assuming that all OpCo Units owned by the Reporting Person were redeemed for newly-issued Class A shares on a one-for-one basis) by (b) the sum of (i) 17,425,000 Class A shares outstanding as of November 7, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on November 7, 2024, (ii) 5,830,419 Class A shares issued in the Private Placement and (iii) the number of Class A shares described in clause (a). As of the date hereof, LandBridge Holdings owned (x) all outstanding Class B shares and (y) 69.6% of the outstanding OpCo Units, with the remaining 30.4% of the OpCo Units held by the Issuer.

Each of Fund II and Fund III (who collectively own 97.4% of the capital interests of LandBridge Holdings), GP II LP (as sole general partner of Fund II), GP III LP (as sole general partner of Fund III), GP II LLC (as sole general partner of GP II LP), GP III LLC (as sole general partner of GP III LP) and DNC (as the sole member of each of GP II LLC and GP III LLC) may be deemed to be the beneficial owner of the securities beneficially owned by LandBridge Holdings.

The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Schedule 13D.
Transactions in the class effected during the past sixty days: The information set forth in Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference into this Item 5(c).
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended by adding the following:

Unit Purchase Agreement

On December 19, 2024, the Issuer and LandBridge Holdings entered into that certain Unit Purchase Agreement by and between the Issuer and LandBridge Holdings (the "Unit Purchase Agreement"), pursuant to which the Issuer and LandBridge Holdings consummated the Repurchase.

The foregoing summary of the Unit Purchase Agreement is qualified in its entirety by reference to the complete text of the agreement, a copy of which is filed as an exhibit hereto and incorporated by reference herein.

Lock-Up Agreement
In connection with the Private Placement, on November 18, 2024, each Reporting Person named herein entered into a Lock-Up Agreement (the "Lock-Up Agreement") with Goldman Sachs & Co. LLC and Barclays Capital Inc. (the "Placement Agents"). The Lock-Up Agreement provides that each Reporting Person will not offer, sell, contract to sell, pledge, grant any option to purchase, lend, make any short sale or otherwise transfer or dispose of, any Class A shares, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Class A shares, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge, option to purchase, loan, transfer or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the Placement Agents, for a period of 60 days after the date of consummation of the Private Placement (subject to certain exceptions and termination provisions specified in the Lock-Up Agreement).

The foregoing summary of the Lock-Up Agreement is qualified in its entirety by reference to the complete text of the agreement, a copy of which is filed as an exhibit hereto and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Unit Purchase Agreement, dated as of December 19, 2024 by and between LandBridge Company LLC and LandBridge Holdings LLC.

Form of Lock-Up Agreement.

## Signatures
- LandBridge Holdings LLC: /s/ Jason Long, Jason Long, Chief Executive Officer (12/23/2024)
- Five Point Energy Fund II AIV-VII LP: By: Five Point Energy GP II LP, its general partner By: Five Point Energy GP II LLC, its general partner, /s/ David N. Capobianco, David N. Capobianco, Sole Member (12/23/2024)
- Five Point Energy Fund III AIV-VIII LP: By: Five Point Energy GP III LP, its general partner By: Five Point Energy GP III LLC, its general partner, /s/ David N. Capobianco, David N. Capobianco, Sole Member (12/23/2024)
- Five Point Energy Fund GP II LP: By: Five Point Energy GP II LLC, its general partner, /s/ David N. Capobianco, David N. Capobianco, Sole Member (12/23/2024)
- Five Point Energy GP III LP: By: Five Point Energy GP III LLC, its general partner, /s/ David N. Capobianco, David N. Capobianco, Sole Member (12/23/2024)
- Five Point Energy GP II LLC: /s/ David N. Capobianco, David N. Capobianco, Sole Member (12/23/2024)
- Five Point Energy GP III LLC: /s/ David N. Capobianco, David N. Capobianco, Sole Member (12/23/2024)
- David N. Capobianco: /s/ David N. Capobianco, David N. Capobianco (12/23/2024)